Mail Stop 4561

September 21, 2006

By U.S. Mail and Facsimile to (954) 337-2835

Mr. Jeffrey L. Schultz
President and Chief Executive Officer
Secured Financial Network, Inc.
100 NE 3rd Avenue, Suite 1500
Ft. Lauderdale, Florida 33301

Re: Secured Financial Network, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed May 15, 2006
File No. 000-28457

Dear Mr. Schultz:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your file number on your cover sheet is 000-49612; however, according the EDGAR system your file number is 000-28457. Please reconcile this discrepancy with our Office of Filer Support at (202) 551-8900.

Form 10-KSB

Market for Common Equity and Related Stockholder Matters, page 5

2. Please revise to provide the per share trading data for the last two fiscal years as required by Item 201(a) of Regulation S-B.

Management's Discussion and Analysis, page 5

3. On page 5 as well as elsewhere in your filing, you state that your refocused business activities are "business instruments that offer higher-than-average returns, without experiencing higher risk factors." Please revise this section as well as similar disclosures elsewhere in your filing to clarify what you mean here. Please provide us with support for this statement, since higher-than-average returns typically require additional risk. Further, it is unclear how your statement about avoiding higher risk factors is reflective the business activities that resulted in your current liquidity situation.

4. Please revise to more clearly describe the terms of your higher-than-average returns. Specifically, disclose the nature and terms of your "profit participation".

5. Revise to explain what you mean by "high participation capital" as disclosed on page 6.

Report of Independent Registered Public Accounting Firm, page 9

6. The report you have provided only covers the most recent period. Please revise to provide an audit report that addresses the comparative period of fiscal 2004. Refer to Item 310 of Regulation S-B.

Financial Statements

Statements of Operations, page 11

7. Please revise your line item for "Sales" on page 11 to more clearly reflect the nature of this revenue stream. Your disclosures elsewhere indicate that you do not sell products but rather provide financing services. Specify whether these amounts represent interest income, fees, "profit participation", or some other type of revenue, and separately report such categories by type.

Statements of Cash Flows, page 13

8. Please tell us how you determined that your presentation of notes receivable and accounts receivable in Cash flows from operations rather than in Investing activities is appropriate. Tell us specifically how you considered the guidance of paragraph 16 of SFAS 95.

Note 1. Overview of Operations and Accounting Policies

Container Notes Receivable and Revenue Recognition, page 14

9. We note your statement here as well as elsewhere throughout your filing that "…Management believes that the amounts being held will ultimately be collected. However, because the timing of such collection is uncertain the Company has established an allowance for uncollectibles of 100%." Your assertions that the entire amounts will ultimately be collected appear to contradict the need for an allowance of 100%. Further, the disclosures elsewhere of your situation appear to contradict your assertion that the entire amounts will ultimately be collected. Please revise to reconcile these apparent contradictions. Accordingly, your assertions that the amounts will ultimately be collected should be deleted throughout your filings unless you are able to support them in your response letter.

10. Please revise to specifically describe the extent to which you believe the amounts held in suspense pending the outcome of the government's investigation represent the full amount of your principal and interest.

11. Please revise to disclose your general policy for establishing an allowance for uncollectible amounts. If true, confirm in your disclosure that your allowance reflects the amount to reduce your receivables for inherent losses incurred.

12. Please revise address to the following in order to more clearly describe your revenue recognition policies:

- Disclose whether you use the interest method to compute your interest income amounts. If not, tell us what accounting literature you are relying on for your accounting.

- Clearly describe your policies for placing receivables on non-accrual status. Clearly describe your policies for recording interest revenue on non-performing receivables.

- Disclose the nature of your "profit participation" amounts and clearly describe the triggers for recognizing such amounts as revenue. Clearly describe the terms for profit participation amounts based on your note receivables in place.

13. It appears that your accounts receivable line item actually represents accrued interest receivable. If so, please revise your titles accordingly, and tell us why you believe it is appropriate to continue to record revenues for amounts that are uncollectible. Tell us the accounting literature you are relying upon.

14. Please revise to disclose why the amount of your accrued interest and profit participation is greater than the principle balance of your notes receivable. More clearly disclose how such amounts are determined and computed.

Container Financing Expense, page 15

15. Your disclosure on page 15 appears to indicate that this line item includes costs to "find investors" which would imply that entities invest in your notes payable. It also apparently includes the share of profit participation you pay to your debt holders. Please revise to address the following regarding these disclosures:

- Please revise separately quantify these amounts.

- Revise Note 3 to more clearly present the terms of the note holders' profit participation and participation amount paid.

Note 2. Merger, page 16

16. Please address the following regarding your disclosures about the merger between 12 to 20 Plus, Inc. and Secured Financial Network, Inc. (a Nevada corporation). You state on page 16 that the share exchange resulted in a change in control of the Company (which at the time was named 12 to 20

Plus, Inc.). You also state that the Nevada corporation had no other assets, liabilities, or retained earnings, which you cite as your basis for recording the transaction as a purchase and not a reverse acquisition.

- Since the Nevada corporation had no assets, liabilities, or retained earnings, it appears that it had no operations. Also, since 12 to 20 Plus, Inc. disposed of all its assets and liabilities as part of the exchange, it appears that it also had no operations. Please tell us whether this is correct.

- If so, it would appear that this would cause the transaction to fall outside the scope of purchase accounting according to paragraph 9 of SFAS 141 because neither entity had operations. Accordingly, it appears that the merger should be accounted for as a recapitalization.

17. If the two entities did have operations and you are able to support in your response letter that the merger meets the scope criteria of SFAS 141 for purchase accounting, then tell us how you determined which entity was the accounting acquirer. Clearly explain how you considered the guidance of paragraphs 15-19 of SFAS 141. Since the Nevada corporation obtained control over 12 to 20 Plus, Inc. as a result of the share exchange, it would appear that the Nevada corporation is the accounting acquirer. If the share exchange merger does not meet the scope for purchase accounting, it appears that it is in essence a capital transaction and should be accounted for as a recapitalization. Recapitalization accounting is the same as the accounting for a reverse acquisition except that no goodwill or other intangible should be recorded. Further, the guidance of SFAS 141 and SAB Topic 2A indicates that the post reverse-acquisition comparative historical financial statements furnished for the "legal acquirer" should be those of the "legal acquiree" (i.e., the "accounting acquirer"), with appropriate footnote disclosure concerning the change in the capital structure effected at the acquisition date. Based on your disclosures of the transaction, it appears that the Nevada corporation gained control of the post-merger entity and should therefore be considered the accounting acquirer. If so, the comparative historical financial statements of the Nevada corporation should be presented in your Form 10-KSB. Please revise your financial presentation, related footnotes, and Management's Discussion and Analysis accordingly. Refer to the guidance for Reverse acquisitions on our website under the section "Frequently Requested Accounting and Financial Reporting Interpretations and Guidance."

18. Revise to more clearly disclose how the gain on sale of the discontinued operations of $9,162 was calculated. More clearly disclose the nature of the investments that were sold at a loss of $12,750 and how they related to the

discontinued operations.

19. Please revise to disclose the amount of revenues and operating profit earned by the operating component you disposed of as part of the share exchange. Refer to paragraph 47c of SFAS 144.

Note 3. Notes Payable, page 17

20. In light of your current liquidity situation and the relatively short-term nature of your debt, please revise to more clearly disclose the terms of your investor notes and when they come due. Specifically identify any notes which you have restructured or on which you have defaulted, and discuss the consequences thereof.

Note 6. The Effect of Recently Issued Accounting Standards, page 18

21. Please revise to briefly describe the impact of SOP 03-3. Please tell us in detail how you evaluated and applied this literature to your business model.

Form 10-QSB for the period ended March 31, 2006

22. Please revise to address the comments issued above.

Form 10-QSB/A for the period ended June 30, 2006, filed on September 1, 2006

23. Please revise to address the comments issued above.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file this response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Acct. Branch Chief